UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 29, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Human Genome Sciences, Inc.

File No. 1-14169 - CF#23701
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Human Genome Sciences, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2006.

Based on representations by Human Genome Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through June 5, 2012
Exhibit 10.5	through June 19, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Barros
Special Counsel